Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Mountain Province Diamonds Acquires Control of Camphor Ventures

    Interest in Gahcho Kue Diamond Project Increases

    /NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE
    SERVICES/

    Shares Issued and Outstanding: 59,316,342
    TSX: MPV
    AMEX: MDM

    TORONTO, and NEW YOK, April 4 /CNW/ - Mountain Province Diamonds Inc
(TSX: MPV, AMEX: MDM) (`the Company") today announced that 8,891,772 common shares of Camphor Ventures Inc. ("Camphor" or "Camphor Ventures") were deposited to the previously announced offer by Mountain Province to acquire all of the issued and outstanding common shares, options and warrants of
Camphor Ventures on the basis of 0.41 Mountain Province common share, option or warrant, as the case may be, in respect of each Camphor share, Camphor warrant or Camphor option.
    Including the 4,992,750 Camphor shares owned by Mountain Province prior to the offer, the take-up today of the 8,891,772 Camphor shares that have been tendered to date results in Mountain Province now owning 13,884,522 Camphor shares, representing approximately 93.3% of the Camphor shares outstanding on a non-diluted basis.
    In order to provide Camphor Ventures shareholders who have not yet accepted the offer with more time to do so, Mountain Province has extended the expiry time of the offer to 4:30 p.m. (Vancouver time) on April 16, 2007. A notice of extension has been mailed to shareholders and is available on SEDAR at www.sedar.com.

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    Located in Canada's Northwest Territories, Gahcho Ku is thelargest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately
14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho
Ku is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.

    Mountain Province Diamonds is a joint venture partner with De Beers
Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. On
February 23, 2007, Mountain Province mailed documents relating to a take-over bid for the balance of the outstanding shares, options and warrants of Camphor
Ventures. On April 4, 2007 Mountain Province took up and paid for those
Camphor Ventures shares tendered into the take-over bid with the result that
Mountain Province now owns approximately 93.3 percent of Camphor Ventures.
Mountain Province also announced that it is extending its offer to the security-holders of Camphor Ventures until April 16, 2007. If successful in its take-over bid, Mountain Province will control 49 percent of the Gahcho Kue
Joint Venture. De Beers is the operator of the project and can be called on by the joint venture partners to fund the project through to commercial production. If called on to fund a definitive feasibility study De Beers has the right to increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine's construction De Beers will have the right to increase its interest to 60 percent following the commencement of commercial production.

    Qualified Person
    This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements
    This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company. The Toronto Stock Exchange and the TSX Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
    (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 17:43e 04-APR-07